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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   September 9, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

RSM COMPLETES TECHNICAL REPORT FOR NEAR SURFACE MEASURED GOLD-SILVER OXIDE RESOURCES AT PINON AND RAILROAD PROJECTS, ELKO COUNTY, NEVADA

for immediate release

SPARKS, NEVADA, September 8, 2003, Royal Standard Minerals Inc. As part of a program update the resource and exploration potential of its properties in Nevada the Company has recently completed a Technical Report under NI-43-101 by Steininger, 2003 for its 100% controlled Pinon and Railroad gold-silver projects located in Elko County, Nevada.

The Pinon and Railroad projects are located on the southern portion of the Carlin Trend immediately south of Newmont’s Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world that has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which only adds to the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980’s and 1990’s. Since the mid-1990’s the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which will likely identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

The Pinon and Railroad projects include approximately 16,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM’s current effort is to identify and develop near surface oxide gold-silver deposits. More than 600 drill holes, mostly less than 600 feet in drill length have been completed on the currently identified shallow gold-silver deposits. The near surface oxide measured resources which are part of larger-deeper gold-silver resources within each deposit as indicated in previous Pinion project technical report filed on Sedar by DeMatties, 2003. The current technical report recently filed on Sedar by Steininger, 2003 has concentrated on the drilled controlled near surface measured oxide gold-silver resources that have the potential for near term open pit mining by RSM.

RSM has undertaken a study directed toward evaluating the potential of mining the gold-silver resources from both the Pinon and Railroad projects at the same time and processing the gold at a central location. The initial development will include a combined total oxide gold resource measured to a depth of 300 feet is 6.25 million tons at an average grade of 0.043 troy opt gold per short ton (269,447 ounces) at a 0.010 opt gold cutoff grade. All of these resources represent a portion of a much larger deposit(s) where the near surface higher grade portions will be the focus of the initial resource and metallurgical evaluation for potential open pit mining. The likihood of increasing the near surface oxide gold resources as part of the current drilling and metallurgical program is considered to be very good. The ongoing metallurgical study is concentrated on the optimization of the crush size to maximize gold recoveries as part of a heap leach recovery process, this work is being completed by Kappes, Cassiday & Associates of Reno, Nevada.

The current objectives are to complete a feasibility study for the Pinon and Railroad properties in 2003. Additionally, the property position has a number of prospective targets that indicate potential for deeper gold deposits. RSM plans to evaluate these opportunities in the near future. The Company believes that this property position offers very good potential for a near term development project in addition to the under explored potential for larger tonnage higher grade deeper gold deposits on this large land position.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royal-Standard.com